BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
[redacted]11

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Revised Consolidated 2006 Financial Projections

Tokyo (June 27, 2006) - Bridgestone Corporation (the "Company") today announced revisions to its consolidated financial projections for the current fiscal year (January 1 to December 31, 2006). Its original projections were announced on February 17, 2006. Set forth below is a summary of management's revised forecast of consolidated sales and earnings for fiscal year 2006. The revised forecast does not adjust or revise in any way management's projections for consolidated sales and earnings for the first half (January 1 to June 30, 2006) of the current year, which were announced on May 1, 2006.

Consolidated Financial Projections (January 1 to December 31, 2006)

	(Revised) FY2006 Projections	(Original) FY2006 Projections	Increase (decrease)		(Reference) FY2005 Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	2,950,000	2,900,000	50,000	1.7	2,691,375
Operating income	165,000	197,000	(32,000)	(16.2)	213,850
Ordinary income	128,000	163,000	(35,000)	(21.5)	198,103
Net income	65,000	100,000	(35,000)	(35.0)	180,796

Management expects net sales in fiscal year 2006 to increase over the projections announced on February 17, 2006 due in part to the weaker-than-expected Japanese Yen against the euro and US dollar, while operating income and ordinary income is projected to decline due to the expectation that the adverse effect of raw material cost increases, caused by rising prices of natural rubber, crude oil and other basic materials, will surpass the original projections. Management expects a decrease in net income from the full year projections announced on February 17, 2006 due in part to an extraordinary loss reserve established in connection with the April 28, 2006 announcement of the potential closure of Bridgestone Firestone North American Tire, LLC's Oklahoma City plant in addition to adverse effect of increasing raw material costs.

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